CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended

September 30, 2022 and 2021

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
Sales	19	$166,568	$162,569	$516,768	$400,917
Cost of sales	20	141,857	115,221	396,012	253,788
Mine operating income		24,711	47,348	120,756	147,129

General and administration	21	13,038	11,176	44,780	28,913
Exploration and evaluation		—	196	983	604
Foreign exchange loss		2,374	510	8,424	4,952
Write off of mineral properties		3,379	-	5,503	-
Other expenses		224	13,693	1,512	14,650
		19,015	25,575	61,202	49,119

Operating income		5,696	21,773	59,554	98,010

Interest and finance costs, net		(2,438)	(3,967)	(8,946)	(8,545)
(Loss) gain on derivatives		(1,630)	1,822	47	1,618
Roxgold transaction costs		-	(10,543)	-	(14,085)
		(4,068)	(12,688)	(8,899)	(21,012)

Income before income taxes		1,628	9,085	50,655	76,998

Income taxes
Current income tax expense		7,172	9,017	28,027	35,186
Deferred income tax recovery		(1,418)	(143)	(1,900)	(983)
		5,754	8,874	26,127	34,203
Net (loss) income for the period		$(4,126)	$211	$24,528	$42,795

Net (loss) income attributable to:
Fortuna shareholders		$(3,754)	$(453)	$24,640	$42,131
Non-controlling interest	25	(372)	664	(112)	664
		$(4,126)	$211	$24,528	$42,795

(Loss) earnings per share	18
Basic		$(0.01)	$–	$0.08	$0.19
Diluted		$(0.01)	$–	$0.08	$0.19

Weighted average number of common shares outstanding (000's)
Basic		291,429	289,122	291,652	219,962
Diluted		291,429	289,122	294,476	222,836

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
Net (loss) income for the period		$(4,126)	$211	$24,528	$42,795

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(105)	(93)	(269)	(197)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax[1]		(3,660)	(1,929)	(8,914)	(1,929)
Changes in fair value of hedging instruments, net of $nil tax		-	261	70	749
Total other comprehensive loss for the period		(3,765)	(1,761)	(9,113)	(1,377)
Comprehensive (loss) income for the period		$(7,891)	$(1,550)	$15,415	$41,418

Comprehensive (loss) income attributable to:
Fortuna shareholders		(7,519)	(2,214)	15,527	40,754
Non-controlling interest	25	(372)	664	(112)	664
		$(7,891)	$(1,550)	$15,415	$41,418

1 For the three and nine months ended September 30, 2022, the currency translation adjustment is net of tax expenses of $1.2 million and $1.5 million, respectively.

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at	Note	September 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$90,914	$107,097
Trade and other receivables	5	63,297	76,487
Inventories	6	82,727	85,819
Other current assets	7	14,913	11,679
		251,851	281,082
NON-CURRENT ASSETS
Restricted cash		3,468	2,056
Mineral properties and property, plant and equipment	8	1,730,473	1,712,354
Other assets	9	46,839	26,430
Total assets		$2,032,631	$2,021,922

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	10	$105,341	$133,805
Income taxes payable		12,879	20,563
Current portion of lease obligations	12	10,300	10,523
Current portion of closure and reclamation provisions	15	2,233	1,882
		130,753	166,773
NON-CURRENT LIABILITIES
Debt	13	204,223	157,489
Deferred tax liabilities		190,891	191,668
Closure and reclamation provisions	15	50,914	54,230
Lease obligations	12	13,729	18,882
Other liabilities	14	2,243	3,310
Total liabilities		592,753	592,352

SHAREHOLDERS' EQUITY
Share capital	17	1,076,342	1,079,746
Reserves		20,677	28,785
Retained earnings		291,257	266,617
Equity attributable to Fortuna shareholders		1,388,276	1,375,148
Equity attributable to non-controlling interest	25	51,602	54,422
Total equity		1,439,878	1,429,570

Total liabilities and shareholders' equity		$2,032,631	$2,021,922

Contingencies and Capital Commitments (Note 26)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021

Operating activities:
Net (loss) income for the period		$(4,126)	211	$24,528	$42,795
Items not involving cash
Depletion and depreciation		46,862	37,764	128,310	77,463
Accretion expense		1,269	1,147	3,575	2,710
Income taxes		5,754	8,873	26,127	34,203
Interest expense, net		1,167	2,820	5,373	5,835
Share-based payments, net of cash settlements		(1,139)	(175)	(2,962)	(5,371)
Inventory net realizable value adjustments		1,052	1,778	5,089	1,697
Write off of mineral properties		3,379	-	5,503	-
Unrealized foreign exchange (gain) loss		7,730	810	6,465	3,805
Unrealized (gain) loss on derivatives		1,023	(936)	(1,376)	(1,686)
Other		132	1,014	242	862
Closure and reclamation payments		(243)	(84)	(353)	(148)
Changes in working capital	24	11,576	727	(18,114)	(23,954)
Cash provided by operating activities		74,436	53,949	182,407	138,211
Income taxes paid		(8,625)	(12,607)	(34,871)	(43,609)
Interest paid		(1,748)	(2,063)	(4,099)	(5,449)
Interest received		589	100	1,191	915
Net cash provided by operating activities		64,652	39,379	144,628	90,068

Investing activities:
Cash consideration for acquisition of Roxgold		-	(25,333)	-	(25,333)
Cash acquired through acquisition of Roxgold		-	65,622	-	65,622
Promissory note receivable		-	-	-	(35,296)
Restricted cash		-	-	(1,412)	-
Additions to mineral properties, plant and equipment		(58,936)	(53,010)	(177,905)	(90,228)
Contractor advances on Séguéla construction		-	-	(3,194)	-
Proceeds from sale of investments		-	14	-	14
Recoveries of Lindero construction VAT		-	795	-	17,987
Cash used in investing activities		(58,936)	(11,912)	(182,511)	(67,234)

Financing activities:
Proceeds from credit facility	13	5,000	-	65,000	-
Repayment of credit facility	13	(20,000)	(4,076)	(20,000)	(4,076)
Repurchase of common shares	17	(2,920)	-	(5,929)	-
Proceeds from issuance of common shares		-	(44)	-	158
Payments of lease obligations		(3,024)	(3,675)	(9,220)	(8,514)
Dividend payment to non-controlling interest		(2,708)	(4,483)	(2,708)	(4,483)
Cash (used in) provided by financing activities		(23,652)	(12,278)	27,143	(16,914)
Effect of exchange rate changes on cash and cash equivalents		(7,276)	(1,217)	(5,443)	(2,053)
(Decrease) increase in cash and cash equivalents during the period		(25,212)	13,972	(16,183)	3,867
Cash and cash equivalents, beginning of the period		116,126	121,793	107,097	131,898
Cash and cash equivalents, end of the period		$90,914	$135,765	$90,914	$135,765

Cash and cash equivalents consist of:
Cash		$64,162	$72,190	$64,162	$72,190
Cash equivalents		26,752	63,575	26,752	63,575
Cash and cash equivalents, end of the period		$90,914	$135,765	$90,914	$135,765
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these interim financial statements

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2022		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	24,640	(112)	24,528
Other comprehensive loss for the period		-	-	-	70	(269)	-	(8,914)	-	-	(9,113)
Total comprehensive income for the period		-	-	-	70	(269)	-	(8,914)	24,640	(112)	15,415

Transactions with owners of the Company
Dividend payment to non-controlling interest		-	-	-	-	-	-	-	-	(2,708)	(2,708)
Repurchase of common shares	17	(2,201,404)	(5,929)	-	-	-	-	-	-	-	(5,929)
Shares issued on vesting of share units		853,649	2,525	(2,066)	-	-	-	-	-	-	459
Share-based payments	16	-	-	3,071	-	-	-	-	-	-	3,071
		(1,347,755)	(3,404)	1,005	-	-	-	-	-	(2,708)	(5,107)

Balance at September 30, 2022		290,181,575	$1,076,342	$28,440	$198	$(965)	$4,825	$(11,821)	$291,257	$51,602	$1,439,878

Balance at January 1, 2021		184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$-	$725,770
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	42,131	664	42,795
Other comprehensive loss for the period		-	-	-	749	(197)	-	(1,929)	-	-	(1,377)
Total comprehensive income for the period		-	-	-	749	(197)	-	(1,929)	42,131	664	41,418

Transactions with owners of the Company
Acquisition of Roxgold		106,106,224	582,137	8,163	-	-	-	-	-	52,800	643,100
Exercise of stock options		68,927	294	(136)	-	-	-	-	-	-	158
Shares issued on vesting of share units		1,174,752	4,499	(4,499)	-	-	-	-	-	-	-
Share-based payments	16	-	-	3,380	-	-	-	-	-	-	3,380
		107,349,903	586,930	6,908	-	-	-	-	-	52,800	646,638

Balance at September 30, 2021		291,545,630	$1,079,236	$26,994	$(129)	$(621)	$4,825	$(814)	$250,871	$53,464	$1,413,826

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the open pit Séguéla gold mine (“Séguéla”) in south western Côte d’Ivoire.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   COVID-19 UNCERTAINTIES

During third quarter of 2022, there were no shutdowns or material impacts to the business related to COVID-19. The Company continues to monitor the evolution of COVID-19 and our operations maintain preventative and reactive health protocols including health awareness, health and hygiene controls and quarantine as necessary.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  In view of the constantly changing situation regarding COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Suspensions of operations or curtailment of construction activities at the Company’s mines remains a significant risk to its business and operations.

3.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, which include information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On November 9, 2022, the Company's Board of Directors approved these interim financial statements for issuance.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 23) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2022. The impact of adoption was not significant to the Company's interim financial statements.

4.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and nine months ended September 30, 2022, the Company applied the critical estimates, and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2021.

5.   TRADE AND OTHER RECEIVABLES

As at	September 30, 2022	December 31, 2021
Trade receivables from doré and concentrate sales	$20,661	$25,718
Advances and other receivables	6,029	4,424
Value added taxes recoverable - operations	36,607	46,345
Trade and other receivables	$63,297	$76,487

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at September 30, 2022 and December 31, 2021.

6.   INVENTORIES

As at	Note	September 30, 2022	December 31, 2021
Concentrate stockpiles		$1,949	$1,711
Doré bars		2,044	3,456
Leach pad and gold-in-circuit		28,053	30,321
Ore stockpiles		50,807	39,292
Materials and supplies		40,338	31,437
Total inventories		$123,191	$106,217
Less: non-current portion	9	(40,464)	(20,398)
Current inventories		$82,727	$85,819

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

During the three and nine months ended September 30, 2022, the Company expensed $128.4 million and $356.4 million, respectively, of inventories to cost of sales (three and nine months ended September 30, 2021 – $101.3 million and $225.6 million, respectively).

During the three and nine months ended September 30, 2022, a charge of $1.0 million and $5.1 million, respectively, was recognized to reduce low grade stockpiles at Yaramoko to net realizable value. Included in the charge was $0.4 and $2.0 million, respectively, related to depletion and depreciation.

7.   OTHER CURRENT ASSETS

As at	September 30, 2022	December 31, 2021
Derivatives	$1,338	$1,490
Prepaid expenses	11,060	8,060
Investments in equity securities	77	416
Assets held for sale	26	-
Income tax recoverable	2,412	1,713
Other current assets	$14,913	$11,679

Investments in equity securities are classified as fair value through other comprehensive income, and any changes in the fair value of the investments are recorded in Other Comprehensive Income (Loss).

8.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
Additions	53,223	19,376	84,063	10,278	166,940
Changes in closure and reclamation provision	(6,462)	2,342	-	(266)	(4,387)
Disposals	-	(5,503)	-	(2,985)	(8,488)
Transfers	1,969	-	(11,506)	9,537	-
Balance at September 30, 2022	$806,842	$735,878	$130,316	$692,049	$2,365,085
ACCUMULATED DEPLETION
Balance at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Disposals	-	-	-	(1,676)	(1,676)
Depletion and depreciation	78,742	-	-	58,880	137,622
Balance at September 30, 2022	$354,202	$-	$-	$280,410	$634,612
Net Book Value at September 30, 2022	$452,639	$735,878	$130,316	$411,640	$1,730,473

During the three and nine months ended September 30, 2022, the Company capitalized $1.3 million and $1.8 million, respectively, of interest related to the construction of the Séguéla Mine.

As at September 30, 2022, non-depletable mineral properties include $23.8 million of exploration and evaluation assets (December 31, 2021 - $22.0 million).

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2020	$327,414	$250,145	$188,960	$378,754	$1,145,273
Acquisition of Roxgold	112,499	697,537	15,047	70,453	895,536
Additions[1]	54,882	12,467	81,343	23,433	172,125
Changes in closure and reclamation provision	2,262	1,552	-	(85)	3,729
Disposals	-	-	-	(5,643)	(5,643)
Transfers	261,055	(242,038)	(227,591)	208,574	-
Balance at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
ACCUMULATED DEPLETION
Balance at December 31, 2020	$191,842	$-	$-	$162,304	$354,146
Disposals	-	-	-	(4,319)	(4,319)
Depletion and depreciation	83,618	-	-	65,221	148,839
Balance at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Net Book Value at December 31, 2021	$482,652	$719,663	$57,759	$452,280	$1,712,354

1 Included in additions to Construction in Progress is $47.1 million related to the Séguéla project previously classified as additions to Mineral Properties – Non-depletable.

9.   OTHER ASSETS

As at	Note	September 30, 2022	December 31, 2021
Ore stockpiles	6	$40,464	$20,398
Value added tax recoverable		3,473	3,426
Income tax recoverable	26(d)	1,090	1,087
Other long-term assets		1,812	1,519
Total other assets		$46,839	$26,430

10.   TRADE AND OTHER PAYABLES

As at	Note	September 30, 2022	December 31, 2021
Trade accounts payable		$71,535	$82,533
Payroll and related payables		20,052	23,311
Mining royalty payable		1,552	2,416
Other payables		6,942	12,161
Derivative liabilities		1,407	3,077
Share units payable	16(a)(b)(c)	3,853	10,307
Total trade and other payables		$105,341	$133,805

11.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these interim financial statements, the Company entered into the following related party transactions during the three and nine months ended September 30, 2022, and 2021:

(a)    Purchase of Goods and Services

During the nine months ended September 30, 2021, the Company was charged $5 thousand for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs incurred with Gold Group Management Inc. are no longer reported as related party transactions.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)    Key Management Personnel

During the nine months ended 2022 and 2021, the Company was charged for consulting services by Mario Szotlender, a director of the Company. During the nine months ended September 30, 2021, the Company was charged consulting services by Mill Street Services Ltd., a company of which Mr. Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions

Amounts paid to key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries and benefits	$2,078	$2,234	$9,057	$6,030
Directors fees	197	125	737	436
Consulting fees	17	12	53	54
Share-based payments	1,452	(68)	4,416	513
	$3,744	$2,303	$14,263	$7,033

12.   LEASE OBLIGATIONS

	Minimum lease payments
As at	September 30, 2022	December 31, 2021
Less than one year	$11,422	$12,292
Between one and five years	6,508	13,380
More than five years	17,641	15,983
	35,571	41,655
Less: future finance charges	(11,542)	(12,250)
Present value of minimum lease payments	24,029	29,405
Less: current portion	(10,300)	(10,523)
Non-current portion	$13,729	$18,882

13.   DEBT

The following table summarizes the changes in debt:

	Credit Facility	Convertible debentures	Total
Balance at December 31, 2020	$119,850	38,766	$158,616
Transaction costs	(3,036)	-	(3,036)
Acquisition of Roxgold	31,711	-	31,711
Amortization of discount	242	1,641	1,883
Extinguishment of debt	603	-	603
Payments	(32,288)	-	(32,288)
Balance at December 31, 2021	117,082	40,407	157,489
Drawdown	65,000	-	65,000
Amortization of discount	463	1,271	1,734
Payments	(20,000)	-	(20,000)
Balance at September 30, 2022	$162,545	$41,678	$204,223

Page | 10

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

During the nine months ended September 30, 2022, the Company drew down $65.0 million from its Credit Facility and repaid $20.0 million. As at September 30, 2022, the Company was in compliance with all of the covenants under the Credit Facility.

14.   OTHER LIABILITIES

As at	Note	September 30, 2022	December 31, 2021
Restricted share units	16(b)	$868	$1,437
Other non-current liabilities		1,375	1,873
		$2,243	$3,310

15.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2021	$14,898	$7,128	$19,639	$12,895	$1,552	$56,112
Changes in estimate	(1,397)	(675)	(3,289)	(1,370)	2,344	(4,387)
Reclamation expenditures	(284)	(69)	-	-	-	(353)
Accretion	621	465	373	219	-	1,678
Effect of changes in foreign exchange rates	-	97	-	-	-	97
Balance at September 30, 2022	13,838	6,946	16,723	11,744	3,896	53,147
Less: Current portion	(1,578)	(655)	-	-	-	(2,233)
Non-current portion	$12,260	$6,291	$16,723	$11,744	$3,896	$50,914

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2020	$14,761	$5,905	$19,684	$-	$-	$40,350
Acquisition of Roxgold	-	-	-	11,122	-	11,122
Changes in estimate	(152)	1,142	(422)	1,609	1,552	3,729
Reclamation expenditures	(180)	(173)	-	-	-	(353)
Accretion	469	439	377	164	-	1,449
Effect of changes in foreign exchange rates	-	(185)	-	-	-	(185)
Balance at December 31, 2021	14,898	7,128	19,639	12,895	1,552	56,112
Less: Current portion	(1,230)	(652)	-	-	-	(1,882)
Non-current portion	$13,668	$6,476	$19,639	$12,895	$1,552	$54,230

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Undiscounted uninflated estimated cash flow	$15,816	$7,954	$20,293	$12,010	$4,360	$60,433
Discount rate	6.20%	9.63%	4.08%	4.25%	3.83%
Inflation rate	2.30%	6.72%	2.02%	3.67%	2.66%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

Page | 11

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

16.   SHARE BASED PAYMENTS

During the three and nine months ended September 30, 2022, the Company recognized share-based payments of $1.9 million and $5.8 million (three and nine months ended September 30, 2021 - $1.5 million and $1.1 million, respectively) related to the amortization of deferred, restricted and performance share units and $nil and $0.1 million (three and nine months ended September 30, 2021 – $nil) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2020	1,124,519	$9,239
Granted	55,245	347
Units paid out in cash	(374,709)	(3,436)
Changes in fair value	-	(3,013)
Outstanding, December 31, 2021	805,055	3,137
Granted	117,643	452
Changes in fair value	-	(1,260)
Outstanding, September 30, 2022	922,698	$2,329

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2020	1,367,490	$5,392	1,533,366
Granted	677,250	4,111	-
Units paid out in cash	(618,357)	(2,484)	-
Assumed on acquisition	328,254	1,590	1,091,395
Vested and paid out in shares	-	-	(655,267)
Transferred from equity to cash settled	260,444	-	(260,444)
Forfeited or cancelled	(155,942)	(54)	(64,589)
Changes in fair value and vesting	-	(3,052)	-
Outstanding, December 31, 2021	1,859,139	5,503	1,644,461
Granted	1,348,538	5,264	-
Units paid out in cash	(810,241)	(3,622)	-
Vested and paid out in shares	-	-	(624,909)
Transferred from equity to cash settled	39,294	-	(39,294)
Transferred from cash to equity settled	(155,674)	-	155,674
Forfeited or cancelled	(227,780)	-	(10,600)
Changes in fair value and vesting	-	(4,753)	-
Outstanding, September 30, 2022	2,053,276	2,392	1,125,332
Less: current portion		(1,524)
Non-current portion		$868

Page | 12

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2020	-	$-	839,170
Assumed on acquisition	515,008	2,390	508,688
Granted	-	-	1,196,012
Forfeited or cancelled	-	-	(206,798)
Vested and paid out in shares	-	-	(491,185)
Changes in fair value and vesting	-	714	-
Outstanding, December 31, 2021	515,008	3,104	1,845,887
Granted	-	-	824,768
Forfeited or cancelled	-	-	(374,347)
Units paid out in cash	(683,460)	(3,882)	-
Transferred from equity to cash settled	168,452	569	(168,452)
Vested and paid out in shares	-	-	(228,740)
Change in fair value and vesting	-	209	-
Outstanding, September 30, 2022	-	$-	1,899,116

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2022, a total of 2,441,061 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2020	1,054,570	$6.28
Exercised	(68,927)	4.99
Assumed on acquisition	405,240	3.77
Expired unexercised	(141,500)	3.22
Outstanding, December 31, 2021	1,249,383	5.88
Expired unexercised	(612,565)	6.16
Outstanding, September 30, 2022	636,818	$5.62
Vested and exercisable, December 31, 2021	1,249,383	$5.88
Vested and exercisable, September 30, 2022	636,818	$5.62

17.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On May 2, 2022, the Company initiated a share repurchase program to purchase up to five percent of its issued and outstanding common shares, expiring on the earlier of May 1, 2023 and the date on which Fortuna has acquired the maximum number of common shares allowable under the Normal Course Issuer Bid (“NCIB”) or the date on which Fortuna otherwise decides not to make any further repurchases under the NCIB. From the commencement of the NCIB to September 30, 2022, the Company acquired and cancelled 2,201,404 common shares through this program at an average cost of $2.69 per share for a total cost of $5.9 million.

Page | 13

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.    EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Basic:
Net (loss) income attributable to Fortuna shareholders	$(3,754)	$(453)	$24,640	$42,131
Weighted average number of shares (000's)	291,429	289,122	291,652	219,962
(Loss) earnings per share - basic	$(0.01)	$—	$0.08	$0.19

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Diluted:
Net (loss) income attributable to Fortuna shareholders	$(3,754)	$(453)	$24,640	$42,131
Diluted net (loss) income for the period	$(3,754)	$(453)	$24,640	$42,131

Weighted average number of shares (000's)	291,429	289,122	291,652	219,962
Incremental shares from dilutive potential shares	-	-	2,824	2,874
Weighted average diluted number of shares (000's)	291,429	289,122	294,476	222,836
Earnings per share - diluted	$(0.01)	$—	$0.08	$0.19

For the three and nine months ended September 30, 2022, 3,836 and nil options were excluded from the diluted earnings per share calculation (three and nine months ended September 30, 2021 – 1,315,872 and nil out of the money options were excluded). For the three and nine months ended September 30, 2022, 3,024,448 and nil share units were excluded from the diluted earnings per share calculation (three and nine months ended September 30, 2021 – 3,692,125 and nil). In addition, for the three and nine months ended September 30, 2022, 9,176,000 potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation (three and nine months ended September 30, 2021 – 9,200,000). These units were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

Page | 14

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

19.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended September 30, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$41,715	$-	$-	$41,715
Silver-lead concentrates	11,937	-	-	-	11,937
Zinc concentrates	13,749	-	-	-	13,749
Gold doré	-	-	52,258	46,426	98,684
Provisional pricing adjustments	366	437	(320)	-	483
Sales to external customers	$26,052	$42,152	$51,938	$46,426	$166,568

	Three months ended September 30, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$47,618	$-	$-	$47,618
Silver-lead concentrates	16,633	-	-	-	16,633
Zinc concentrates	11,559	-	-	-	11,559
Gold doré	-	-	41,775	49,030	90,805
Provisional pricing adjustments	(153)	(3,893)	-	-	(4,046)
Sales to external customers	$28,039	$43,725	$41,775	$49,030	$162,569

	Nine months ended September 30, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$130,837	$-	$-	$130,837
Silver-lead concentrates	37,572	-	-	-	37,572
Zinc concentrates	41,196	-	-	-	41,196
Gold doré	-	-	163,881	147,815	311,696
Provisional pricing adjustments	(693)	(3,202)	(638)	-	(4,533)
Sales to external customers	$78,075	$127,635	$163,243	$147,815	$516,768

	Nine months ended September 30, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$165,170	$-	$-	$165,170
Silver-lead concentrates	46,408	-	-	-	46,408
Zinc concentrates	32,412	-	-	-	32,412
Gold doré	-	-	113,381	49,030	162,411
Provisional pricing adjustments	311	(5,795)	-	-	(5,484)
Sales to external customers	$79,131	$159,375	$113,381	$49,030	$400,917

	Three months ended September 30,		Nine months ended September 30, 2022
	2022	2021	2022	2021
Customer 1	$51,938	$41,775	$163,243	$113,381
Customer 2	46,426	49,030	147,815	49,030
Customer 3	26,052	28,039	78,075	79,130
Customer 4	25,463	10,198	56,767	14,743
Customer 5	16,138	19,007	44,777	68,053
Customer 6	551	14,520	26,091	28,548
Customer 7	-	-	-	48,032
	$166,568	$162,569	$516,768	$400,917

Page | 15

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During the three and nine months ended September 30, 2022, the Company recognized $0.1 million and $1.3 million of realized losses on the settlement of forward sale and collar contracts (three and nine months ended September 30, 2021 - $0.6 million and $1.2 million, respectively), and $1.6 million unrealized loss and $1.4 million unrealized gains, from changes in the fair value of the open positions (three and nine months ended September 30, 2021 – $2.5 million unrealized loss and $1.7 million unrealized gain, respectively).

20.   COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Direct mining costs	$74,783	$57,260	$201,550	$129,469
Salaries and benefits	11,402	9,544	33,657	24,112
Workers' participation	1,433	1,630	3,265	6,197
Depletion and depreciation	44,990	37,188	126,673	76,294
Royalties and other taxes	8,196	7,821	25,778	16,019
Inventory net realizable value adjustments	1,053	1,778	5,089	1,697
Cost of Sales	$141,857	$115,221	$396,012	$253,788

For the three and nine months ended September 30, 2022, depletion and depreciation includes $2.3 million and $6.7 million, respectively, of depreciation related to right-of-use assets (three and nine months ended September 30, 2021 - $2.3 million and $4.1 million, respectively).

21.   GENERAL AND ADMINISTRATION

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
General and administration	$10,788	$10,233	$38,172	$26,352
Workers' participation	338	369	720	1,439
	11,126	10,602	38,892	27,791
Share-based payments	1,912	574	5,888	1,122
General and Administration	$13,038	$11,176	$44,780	$28,913

22.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – construction of the Séguéla mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
●	Corporate – corporate stewardship

Page | 16

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended September 30, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$51,938	$46,426	$-	$42,152	$26,052	$-	$166,568
Cost of sales before depreciation and depletion	(30,526)	(29,125)	-	(23,276)	(13,940)	-	(96,867)
Depreciation and depletion in cost of sales	(13,402)	(18,356)	-	(9,660)	(3,572)	-	(44,990)
General, and administration	(2,070)	(688)	(85)	(1,937)	(980)	(7,278)	(13,038)
Other (expenses) income	(967)	1,741	(1,739)	(235)	47	(4,823)	(5,976)
Finance items	(590)	(141)	436	(27)	(160)	(3,587)	(4,069)
Segment income (loss) before taxes	4,383	(143)	(1,388)	7,017	7,447	(15,688)	1,628
Income taxes	(804)	159	-	(2,677)	(3,073)	641	(5,754)
Segment income (loss) after taxes	$3,579	$16	$(1,388)	$4,340	$4,374	$(15,047)	$(4,126)

	Three months ended September 30, 2021
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$41,775	$49,030	$-	$43,725	$28,039	$-	$162,569
Cost of sales before depreciation and depletion	(20,416)	(22,692)	-	(22,172)	(12,753)	-	(78,033)
Depreciation and depletion in cost of sales	(9,092)	(15,739)	-	(7,808)	(4,549)	-	(37,188)
General and administration	(1,421)	(439)	-	(2,222)	(780)	(6,314)	(11,176)
Other (expenses) income	(590)	(112)	-	(13,161)	125	(661)	(14,399)
Finance items	(712)	(946)	-	503	351	(11,884)	(12,688)
Segment income (loss) before taxes	9,544	9,102	-	(1,135)	10,433	(18,859)	9,085
Income taxes	(818)	(2,459)	-	(735)	(3,580)	(1,282)	(8,874)
Segment income (loss) after taxes	$8,726	$6,643	$-	$(1,870)	$6,853	(20,141)	$211

	Nine months ended September 30, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$163,243	$147,815	$-	$127,635	$78,075	$-	$516,768
Cost of sales before depreciation and depletion	(79,919)	(82,753)	-	(67,048)	(39,619)	-	(269,339)
Depreciation and depletion in cost of sales	(41,203)	(47,009)	-	(27,265)	(11,196)	-	(126,673)
General and administration	(6,588)	(1,570)	(257)	(5,593)	(3,464)	(27,308)	(44,780)
Other (expenses) income	(2,239)	(2,752)	(2,684)	(4,136)	(481)	(4,130)	(16,422)
Finance items	(1,325)	(564)	(291)	(522)	(928)	(5,269)	(8,899)
Segment income (loss) before taxes	31,969	13,167	(3,232)	23,071	22,387	(36,707)	50,655
Income taxes	(2,721)	(4,786)	405	(7,011)	(8,017)	(3,997)	(26,127)
Segment income (loss) after taxes	$29,248	$8,381	$(2,827)	$16,060	$14,370	$(40,704)	$24,528

	Nine months ended September 30, 2021
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$113,381	$49,030	$-	$159,375	$79,132	$-	$400,917
Cost of sales before depreciation and depletion	(51,462)	(22,692)	-	(66,583)	(36,757)	-	(177,494)
Depreciation and depletion in cost of sales	(24,512)	(15,739)	-	(23,468)	(12,575)	-	(76,294)
General and administration	(4,120)	(439)	-	(6,715)	(3,260)	(14,379)	(28,913)
Other (expenses) income	(4,119)	(112)	-	(15,190)	451	(1,236)	(20,206)
Finance items	(852)	(946)	-	(162)	(1,476)	(17,576)	(21,012)
Segment income (loss) before taxes	28,316	9,102	-	47,257	25,515	(33,191)	76,998
Income taxes	(2,118)	(2,459)	-	(16,712)	(9,598)	(3,316)	(34,203)
Segment income (loss) after taxes	$26,198	$6,643	$—	$30,545	$15,917	$(36,507)	$42,795

Page | 17

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at September 30, 2022	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$579,650	$251,132	$835,894	$206,519	$134,848	$24,588	$2,032,631
Total liabilities	$48,435	$60,229	$177,981	$31,068	$47,636	$227,404	$592,753
Capital expenditures[1]	$17,901	$37,066	$79,621	$18,698	$11,726	$1,928	$166,940
[1] Capital expenditures are on an accrual basis for the nine months ended September 30, 2022

As at December 31, 2021	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$613,584	$249,153	$760,220	$239,448	$128,012	$31,505	$2,021,922
Total liabilities	$51,544	$67,229	$186,981	$48,094	$54,863	$183,641	$592,352
Capital expenditures[1]	$40,845	$22,856	$56,614	$26,962	$24,848	$-	$172,125
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2021

23.   FAIR VALUE MEASUREMENTS

During the three and nine months ended September 30, 2022, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 18

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
September 30, 2022	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$77	$-	$-	$77	$77	$-	$-	$-
Trade receivables concentrate sales	-	19,626	-	19,626	-	19,626	-	-
Metal forward sales contracts asset		440		440		440		-
Fuel hedge contracts asset	-	897	-	897	-	897	-	-
	$77	$20,963	$-	$21,040	$77	$20,963	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$90,914	$90,914	$-	$-	$-	$90,914
Trade receivables doré sales	-	-	1,035	1,035	-	-	-	1,035
Other receivables	-	-	6,029	6,029	-	-	-	6,029
	$-	$-	$97,978	$97,978	$-	$-	$-	$97,978

Financial liabilities measured at Fair Value
Foreign exchange forward contracts liability	-	(1,407)	-	(1,407)	-	(1,407)	-	-
	$-	$(1,407)	$-	$(1,407)	$-	$(1,407)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(71,535)	$(71,535)	$-	$-	$-	$(71,535)
Payroll payable	-	-	(20,052)	(20,052)	-	-	-	(20,052)
Credit facilities	-	-	(162,545)	(162,545)	-	(165,000)	-	-
Convertible debentures	-	-	(41,678)	(41,678)	-	(42,656)	-	-
Other payables	-	-	(33,898)	(33,898)	-	-	-	(33,898)
	$-	$-	$(329,708)	$(329,708)	$-	$(207,656)	$-	$(125,485)

Page | 19

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2021	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$496	$-	$-	$496	$496	$-	$-	$-
Trade receivables concentrate sales	-	23,298	-	23,298	-	23,298	-	-
Fuel hedge contracts asset	-	1,619	-	1,619	-	1,619	-	-
	$496	$24,917	$-	$25,413	$496	$24,917	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$107,097	$107,097	$-	$-	$-	$107,097
Trade receivables doré sales	-	-	2,420	2,420	-	-	-	2,420
Other receivables	-	-	4,424	4,424	-	-	-	4,424
	$-	$-	$113,941	$113,941	$-	$-	$-	$113,941

Financial liabilities measured at Fair Value
Interest rate swap liability	$(78)	$-	$-	$(78)	$-	$(78)	$-	$-
Metal forward sales contracts liability	-	(2,547)	-	(2,547)	-	(2,547)	-	-
Fuel forward contracts liability	-	(508)	-	(508)	-	(508)	-	-
	$(78)	$(3,055)	$-	$(3,133)	$-	$(3,133)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(80,925)	$(80,925)	$-	$-	$-	$(80,925)
Payroll payable	-	-	(23,311)	(23,311)	-	-	-	(23,311)
Credit facilities	-	-	(117,082)	(117,082)	-	(120,000)	-	-
Convertible debentures	-	-	(40,407)	(40,407)	-	(50,614)	-	-
Other payables	-	-	(44,427)	(44,427)	-	-	-	(44,427)
	$-	$-	$(306,152)	$(306,152)	$-	$(170,614)	$-	$(148,663)

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Trade and other receivables	$6,139	$7,816	$9,548	$(8,517)
Prepaid expenses	(2,682)	(1,742)	(240)	(4,831)
Inventories	(2,737)	(7,998)	(13,655)	(18,191)
Trade and other payables	10,856	2,651	(13,767)	7,585
Total changes in working capital	$11,576	$727	$(18,114)	$(23,954)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the years as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations
As at December 31, 2020	$119,850	$38,766	$19,497
Additions	-	-	7,397
Terminations	-	-	(1,203)
Acquisition of Roxgold	31,711	-	13,597
Interest	845	1,641	2,336
Payments	(32,288)	-	(11,928)
Transaction costs	(3,036)	-	-
Foreign exchange	-	-	(291)
As at December 31, 2021	117,082	40,407	29,405
Additions	65,000	-	2,441
Terminations	-	-	(661)
Interest	463	1,271	2,048
Payments	(20,000)	-	(9,220)
Foreign exchange	-	-	16
As at September 30, 2022	$162,545	$41,678	$24,029

The significant non-cash financing and investing transactions during the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Acquisition of Roxgold	$-	$594,666	$-	$594,666
Mineral properties, plant and equipment changes in closure and reclamation provision	$2,889	$(930)	$4,387	$1,924
Stock options allocated to share capital upon exercise	$-	$44	$-	$136
Additions to right of use assets	$(1,290)	$(1,372)	$(2,441)	$(2,551)
Share units allocated to share capital upon settlement	$1	$155	$2,525	$4,499

25.  NON-CONTROLLING INTEREST

As at September 30, 2022, the non-controlling interest (“NCI”) of the Government of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A. totaled $9.9 million. The income attributable to the NCI for the three and nine

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

months ended September 30, 2022, totaling $0.1 million net loss and $0.5 million net income, respectively, is based on the net income (loss) for Yaramoko.

As at September 30, 2022, the NCI of the Government of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A. totaled $41.7 million. The loss attributable to the NCI for the three and nine months ended September 30, 2022, totaling $0.3 million and $0.6 million, respectively, is based on the net loss for Séguéla.

26.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in January 2021, included total undiscounted closure costs of $11.4 million, which consisted of progressive closure activities of $3.5 million, final closure activities of $7.2 million, and post closure activities of $0.8 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2022, the Company provided a bank letter of guarantee of $10.8 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $0.8 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, March 5, 2023, and September 17, 2023, respectively.

(c)    Other Commitments

As at September 30, 2022, the Company had capital commitments of $8.0 million, $2.8 million and $0.7 million for civil work, equipment purchases and other services at the Lindero, Caylloma and San Jose Mines, respectively, which are expected to be expended within one year.

As of September 30, 2022, the Company had capital commitments of $25.5 million for the construction of the Séguéla Mine, with $20.3 million expected to be expended within one year.

The Company entered into an agreement with a service provider at the Yaramoko mine wherein if the Company terminates the agreement prior to the end of its term, the Company would be required to make an early termination payment, which is reduced monthly over 30 months, and in certain circumstances, could be required to make other payments that will be negotiated between the Company and the service provider. If the Company had terminated the agreement at September 30, 2022 it would have been subject to an early termination payment of $2.9 million.

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognised tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognised related

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.1 million (4.3 million Peruvian soles), including interest and penalties of $0.6 million (2.4 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at September 30, 2022, the Company has recorded the amount paid of $1.1 million (4.3 million Peruvian soles) in other long-term assets, as the Company believes it is probable that the appeal will be successful (Note 9).

Argentina

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution is approximately $5.5 to $6 million.

The windfall income tax prepayment is to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and is payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes due to be paid in 2023.

Based on the historical accumulated losses of Mansfield for fiscal 2021 which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, it is projected that no income tax will be required to be paid for fiscal 2022.

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2023, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the Windfall Income Tax Prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction. As a result, Mansfield did not pay the instalment due on October 22, 2022.  In

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

addition, Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022.

Mansfield intends to protect its position and challenge the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. In addition, Mansfield has requested that the preliminary injunction previously obtained remain in effect. It is expected that the Court will make a determination on the maintenance of the injunction within the next 10 days. In the event, that the Court does not maintain the injunction, the Company will file for a new injunction concurrent with the filing of the legal proceedings in the Federal Court.

(e)    Other Contingencies

The Company is subject to various investigations and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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